

OFFERING MEMORANDUM

facilitated by



Stoneman Brewery

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Stoneman Brewery
State of Organization	MA
Date of Formation	02/23/2012
Entity Type	Limited Liability Company
Street Address	20 Stetson Bros Rd, Colrain MA, 01340
Website Address	http://stonemanbrewery.squarespace.com/

(B) Directors and Officers of the Company

Key Person		Justin Korby
Position with the Company		
	Title	Owner and Founder
	First Year	2012
Other business experience (last three years)		*Justin has been the Owner and Head Brewer at Stoneman Brewery since 2012*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Justin Korby	100%

(D) The Company's Business and Business Plan

The Team

Justin Korby, Owner and Founder

From the very beginning I've been really passionate about getting my hands on ingredients directly from the farms. I think I was the smallest brewery in the Northeast;I was 360 square feet, which was my entire licensed brewery storage area bonded area. Everything happened in 360 square feet with stone man brewery. It's not just about producing a product that you really enjoy and want to sell and make money, it's about producing a product that your neighbors and families and friends helped contribute to make this whole thing possible. I never really want to just make beer like how everyone else is making beer. I really wanted to get out there to the fields into the hop yard and see the whole malting process and be a part of growing beer

Intended Use of Funds

The Plan is to finish designing and start building a Custom Bar trailer. Stoneman has the opportunity to park this mobile Bar trailer at a few different spots in Western MA, one of them being right on the Deerfield river in Charlemont; home to Berkshire East Mountain Resort. A year-round destination with mountain biking, snow sports, tubing, and ziplining. Stoneman is planning on opening a Beer Garden in the late Spring of 2021.

- This trailer is Portable: Available to rent for special parties, weddings, and events.
- This design will allow Stoneman to create a Mobile Beer Garden moving to different venues and events in the state of MA.
- The funds raised will also be used as working capital, purchase of ingredients to produce products for the Beer Garden (and a handful of retail stores), cold storage expansion, and marketing.
- A stretch goal for Capital we are able to raise will be the option to install solar panels and a battery bank so this mobile Bar Trailer will operate "off the grid" and rely solely on renewable energy.

-

OUR STORY

In 2012 Justin Korby (owner and brewer) opened Stoneman Brewery LLC and started the first Beer CSA (Community Supported Agriculture) in the Untied States. Selling "Shares" of beer brewed with nearly 100% local and regionally sourced ingredients in every bottle, where the customer payed in advance for a case of beer once a month for a 3 to 6 month period to be picked up once a month.

On a rural Colrain hillside farm Justin and his family build the smallest commercial brewery in the North East licensed at a total of 360 square feet. Stoneman Brewery was only open to the public one day a month for both CSA members and the general public to buy beer on the farm.

In 2013 Stoneman Brewery started the "Beer Share" series where every month he collaborated with a different Massachusetts brewery to make a small batch of beer using 100% local / regional grown ingredients for a specific event or store/business.

By 2015 it became apparent that Stoneman Brewery had to expand in some way since he was running one of the smallest breweries in the North East, using a CSA model, self distributing to stores in the Western MA area completely by himself (minus the help of his once retired parents and a handful interns). He slowly ended the Beer CSA model (for now), started looking for a new location to expand and by 2016 started contract brewing to keep the brand alive expanding from producing one barrel batches to 50 barrel batches at a time.

In 2016 Stoneman Brewery worked with CISA to change the rules to be the first brewery to be able to put the Local Hero Sticker on every beer he produced. This signifies that over 50% of the cost of the raw ingredients were grown in Massachusetts and the surrounding North East.

In 2019 Stoneman Brewery won the "Good Food Award" (one of the most prestigious award in the packaging food industry) for the Tractor Ryed IPA and also was nominated for the Middleman IPA.

Offerings

- All In IPA 7% abv - 16oz cans

- BeeZerker Braggot Ale 10% abv - 22oz bottle

- MiddleMan IPA 6.5% abv - 16oz cans

- King Korby Imperial Ale 9% abv - 22oz bottle

In the press

- "Stoneman Brewery owner prides himself on using ingredients from the region" (Greenfield Recorder)

- "Local brews, pickles up for national award" (Greenfield Recorder)

- Area brewers share their predictions and plans for 2020 (Greenfield Recorder)

- "20 Places opening in Western Mass in 2020" (WWLP)

- Interview 2018 (Interview with Stoneman: CISA Local Hero Spotlight)

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE

TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$40,000
Offering Deadline	February 17, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$100,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Trailer Buildout	$25,000	$40,000
Equipment	$12,600	$25,000
Operating Capital	$0	$29,000
Mainvest Compensation	$2,400	$6,000
TOTAL	$40,000	$100,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a

Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.8 - 4.5%[2]
Payment Deadline	2026-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.25 x 1.2 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.38%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.8% and a maximum rate of 4.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$40,000	1.8%
$55,000	2.5%
$70,000	3.2%
$85,000	3.8%
$100,000	4.5%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.25x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.2x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Justin Korby	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Fundbox	$3,500	19.42%		line of credit
Greenfield Co-Op Bank	$75,000	5.5%		line of credit
Mainvest Revenue Sharing Note	$22,200	%	01/01/2025	1% of revenue until 1.25x investment multiple is achieved

(Q) Other Offerings of Securities within the Last Three Years

February 2020 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $22,200 Please refer to the company's Form CU dated 06/05/20 for additional disclosures

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Has Other Debt/Equity

As of the date of this Form C, the Company has debt of $100,700 outstanding. This debt is sourced primarily from a Greenfield Cooperative Bank line of credit and will be senior to any investment raised on MainVest. In addition to the Company's outstanding debt and the debt raised on MainVest, the Company may require additional funds from alternate sources at a later date.

Historical Milestones

The Company been operating since February, 2013 and has since achieved the following milestones:

- Opened location on a 74-acre farm in Colrain, MA.

- Achieved revenue of $65,931 in 2017, which then grew to $106,302 in 2018.

- Had Cost of Goods Sold (COGS) of $57,340, which represented gross profit margin of 13% in 2017. COGS were then $55,727 the following year, which implied gross profit margin of 48%.

- Held $120,737 of assets in 2017, growing to $137,356 in the following year, 2018.

Historical financial performance is not necessarily predictive of future performance.

Financial Liquidity

The Company has a strong liquidity position due to its high cash reserves as compared to debt and other liabilities. The Company expects its liquidity position to decline upon raising capital on MainVest and deploying the capital to grow the business.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$233,099	$489,279	$606,821	$637,161	$656,276
Cost of Goods Sold	$119,860	$251,588	$312,028	$327,628	$337,456
Gross Profit	$113,239	$237,691	$294,793	$309,533	$318,820
EXPENSES					
Insurance	$2,500	$2,562	$2,626	$2,691	$2,758
Office Supplies	$1,300	$2,728	$3,383	$3,552	$3,658
Marketing	$9,500	$9,737	$9,980	$10,229	$10,484
Co-Venturing, Events & Special Marketing Projects	$17,173	$17,602	$18,042	$18,493	$18,955
Vehicle Repairs & Maintenance	$7,500	$7,687	$7,879	$8,075	$8,276
Payroll	$101,251	$103,782	$106,376	$109,035	$111,760
Operating Profit	$-25,985	$93,593	$146,507	$157,458	$162,929

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May

16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$21,820.00	$106,302.00
Cost of Goods Sold	$12,801.00	$55,727.00
Taxes Paid	$0	$0
Net Income	$-14,349.00	$23,393.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV,

WI, WY, B5, GU, PR, VI, 1V